FEDERATED INTERNATIONAL SERIES, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 13, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INTERNATIONAL SERIES, INC. (the “Corporation” or “Registrant”)

Federated International Bond Fund

Class A Shares

Class B Shares

Class C Shares

(the “Fund”)

1933 Act File No. 2-91776

1940 Act File No. 811-3984

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided via telephone on November 30, 2016 regarding its Post-Effective Amendment No. 69 under the Securities Act of 1933 and Amendment No. 64 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Corporation, with respect to the Fund, filed on October 14, 2016.

Comment 1: Please respond to the Commission’s comments in writing via Correspondence filing. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: Please confirm that the fee waiver expense reimbursement in the Fee Table Example is only reflected for the initial term.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

Comment 3: Please explain the reasons for differences in Returns Before Taxes between share classes in the Average Annual Total Return Table. Based on the Fee Table, it is unclear why there is such a large discrepancy between Class B Shares and Class C Shares.

Response: The discrepancy in returns between Class B Shares and Class C Shares is due to the difference in sales loads between the classes. The Fee Table shows a 5.50% contingent deferred sales charge for Class B Shares and a 1.00% contingent deferred sales charge for Class C Shares. The returns shown in the Average Annual Total Return Table reflect all sales loads, which accounts for the difference between Class B Shares and Class C Shares, even though expenses are the same.

Comment 4: In the Statutory Investment Strategy, the Prospectus states that “The Fund invests, under normal circumstances, in issuers located in at least three countries (including the United States) and may invest in both developed and developing markets.” Simply investing in three countries is not sufficient for a fund to be considered global. Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (per Investment Company Act Release No. 24-828, Note 42). For example, the Fund could include a policy that under normal market circumstances it will invest significantly (at least 40% of assets unless market conditions are not deemed favorable in which case it would be 30% of assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in countries outside the United States.

Response: In response to the comment, the Registrant will update the relevant disclosure as follows:

“The Fund will generally allocate a substantial amount of its total assets (approximately 40% or more – unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%) to non-U.S. investments. The Fund will allocate its assets among various regions and countries, including the United States, but in no fewer than three different countries and may invest in both developed and developing markets.

Comment 5: In the Statutory Investment Strategy, the Prospectus states that “The Adviser selects securities by, first, formulating its outlook for foreign exchange and interest rates in each developed country that is under consideration, as well as select emerging-market currencies and countries” and “The Adviser then analyzes the issuers of available securities in selected countries.” This disclosure does not adequately apprise investors of the Adviser’s portfolio construction or selection process. We also note the Fund does not have a maturity or duration strategy, and it is unclear whether there are any portfolio constraints with respect to country or currency measures. It is also unclear how the Adviser analyzes credit quality and other investment characteristics and whether the analysis is different for sovereign bonds as compared to corporate bonds. Please revise disclosure to provide additional insight into the Adviser’s portfolio construction and security selection process. Revised disclosure should focus on what the Adviser intends to do rather than simply reciting what it may do.

Response: In response to the comment, the Registrant will update the relevant disclosure in the Statutory Investment Strategy by replacing the first five sentences of the sixth paragraph with the following:

“In selecting investments, the advisor implements a top-down investment philosophy combined with a regimented bottom-up risk management policy. Top-down analysis entails a thorough assessment of the global macroeconomic environment and determines the most relevant investment themes that drive foreign markets. These themes can either be secular or cyclical in nature and are designed to formulate the guiding principles by which country, currency, sector, and security allocations are selected. In selecting investments, the Adviser gives emphasis to the underlying quality of issuers domiciled in foreign markets. The Adviser performs intensive credit analysis of both sovereign and corporate debt issues. Secondarily, the Adviser considers the extent to which market interest rates may impact the potential investment return of foreign debt securities.

Bottom-up risk control measures are deployed to manage the Fund’s overall macroeconomic investment objectives. The Fund has no duration target or parameters with respect to its average portfolio duration. Rather, the Adviser may lengthen or shorten average portfolio duration in response to changing market conditions. These duration adjustments can be made either by buying or selling portfolio investments or through the use of derivative contracts. For investments in corporate issuers, the Adviser analyzes the business, competitive position and financial condition of the issuer to assess whether the instrument’s risk is commensurate with its potential return. The Adviser analyzes credit by performing fundamental analysis of: (1) countries to find relatively favorable economic and political conditions; and (2) available securities in selected countries. In selecting countries, the Adviser analyzes the financial condition of an emerging market country including its credit ratings, government finances and outstanding public debt, as well as the political environment of that country among other factors. The Adviser also considers how developments in other countries in the region or world might affect these factors. Using its analysis, the Adviser attempts to identify countries with favorable characteristics, such as strengthening economy, favorable inflation rate, sound budget policy or strong public commitment to repay government debt. Currency selection involves a combination of qualitative, quantitative, and technical considerations to determine a currency’s natural valuation and its risk/reward characteristics.”

Comment 6: Please advise whether or not derivatives may be used in complying with the Names Rule Policy. If so, the Staff position is to use marked-to-market valuation.

Response: The Registrant confirms that the market value of the Registrant’s investments in derivatives will be used in calculating compliance with the Registrant’s 80% policy for purposes of the Names Rule.

Comment 7: With respect to the Fund’s Names Rule Policy, the main reference in the Fund’s name is to “bonds.” Please tell us why the term “fixed-income investments” in the Fund’s Names Rule Policy is synonymous with “bonds” or revise your Names Rule disclosure.

Response: Pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), the Fund has adopted its “Name Rule” policy because the Fund’s name suggests that the Fund focuses its investments on fixed-income securities. The Registrant believes the terms “bond” and “fixed-income investments” are synonymous because the use of “bond” and “fixed-income investments” are used interchangeably throughout the fund industry in relation to “Names Rule” policies. In addition, the Registrant confirms that the Fund’s Board of Directors reviewed and approved the Fund’s non-fundamental “Names Rule” policy.

Comment 8: In the Principal Investments section under “Foreign Corporate Debt Securities,” the disclosure says that in determining the country in which a foreign corporate bond is considered to be issued, the Fund bases its allocation decision primarily on the country in which the security is registered, but may also consider other factors such as the location of the issuer’s office. Please explain why these factors are sufficient to establish an appropriate level of economic ties to a particular country, or revise disclosure as appropriate.

Response: The Adviser confirms that in determining the country in which a foreign corporate bond is considered to be issued, the Fund bases its allocation decision primarily on the country in which the issuing company has registered that particular security. However, it may allocate the position to a country based on other factors such as the location of the issuer’s office, the jurisdiction of the issuer’s incorporation, the location of the principal trading market for the issuer’s securities or the country from which a majority of the issuer’s revenue is derived.

The Adviser believes that these additional factors are sufficient to establish an appropriate level of economic ties to a particular country because it is consistent with the requirement of Rule 35d-1(a)(3)(ii) and with the Staff’s expectation reflected in Footnotes 26 and 42 of the Rule 35d-1 adopting release, particularly with respect to a fund using “global” in its name.

Rule 35d-1(a)(3)(ii) requires that a fund with a name suggesting that the Fund focuses its investments in a particular country or geographic region disclose in its prospectus the specific criteria used by the Fund to select these investments. Footnote 42 makes clear that when used in a Fund’s name, the term “global”…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1. Footnote 42 also indicates that the Division of Investment Management expects that investment companies that use the term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. Thus, the Commission made an affirmative distinction between funds with names that are subject to Rule 35d-1 (and by extension “Footnote 26”), which is concerned with a test of the amount of a Fund’s assets being invested in one particular country or region, and those using the term “global”, which uses a diversification test concerned with a fund’s investments in a number of different countries throughout the world, i.e., a fund’s geographic dispersion of its investments and risks across a number of countries.

This framework was memorialized in a letter reflecting an understanding between the Staff and the Investment Company Institute (ICI).[ ICI Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1) (June 4, 2012).] In it, the ICI reminded its members that while SEC reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the Commission had also acknowledged that no one approach to doing so is compulsory. The Registrant believes that Footnote 42 and the ICI Letter reflect the Commission’s understanding that a “global” fund is to be accorded more flexibility in the way it describes how it will invest globally than a fund subject to Rule 35d-1. As such the registrant believes that the factors, which are numerous and not limited to any one limiting factor are sufficient to establish an appropriate level of economic ties to a particular country.

Comment 9: Please confirm that all risks disclosed in the Prospectus continue to be principal and that additional risk disclosure is unnecessary. In this respect, based on the most recent financial information, there appears to be a significant allocation to sovereign issuers and less significant allocation to asset-backed securities and mortgage-backed securities.

Response: The Registrant confirms that all risks disclosed in the Prospectus are principal risks for the repositioned investment strategy of the Fund, which are set to become effective on December 16, 2016, and that additional risk disclosure is unnecessary. The most recent financial information, as included in the Fund’s semi-annual report dated May 31, 2016, reflects the Fund’s current investment strategy of operating as an international bond fund; whereas, effective December 16, 2016, the Fund’s investment strategy will be repositioned to that of a more global fixed income product, including the enhanced ability to invest in asset-backed and mortgage-backed securities.

Comment 10: Per our review of the Fund’s website, approximately 25% of the portfolio and 32% of currency exposure are tied to Japan. If this will persist over time, consider the need for additional country-specific risk.

Response: The Registrant notes that above described currency exposure is based on the Fund’s current investment strategy of operating as an international bond fund and is tied to the Fund’s current benchmark index, JPMorgan Global (ex-U.S.) Government Index. With the repositioning of the fund to a global fixed income product, the Fund’s broad-based benchmark index will change to the Bloomberg Barclays Global Aggregate Index. The Registrant confirms that all risks disclosed in the Prospectus are principal risks for the repositioned investment strategy of the Fund, and that additional risk disclosure is unnecessary at this time. The Registrant confirms that it will consider additional country specific risks in connection with allocations and future changes to index weightings.

Comment 11: We note that the Fund’s “Concentration” policy does not reflect the language of Form N-1A, specifically the use of the phrase “industry of group of industries.” Please consider a revision to this disclosure.

Response: The Registrant acknowledges that Item 16(c)(1)(iv) of Form N-1A language specifies the language “a particular industry or group of industries.” However, the Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16(c)(1)(iv), it matches the fundamental policy as adopted by the Fund’s Board.

Further, under “Additional Information” following the Fund’s Investment Limitations, the following disclosure is provided:

“In applying the Fund’s concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities.

To conform to the current view of the SEC staff that only domestic bank instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests so long as the policy of the SEC remains in effect. In addition, investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes. Foreign securities will not be excluded from industry concentration limits. The investment of more than 25% of the value of the Fund’s total assets in any one industry will constitute “concentration.”

Comment 12:  Form N-CSR for the Fund references a subsequent event note describing a previous Line of Credit with PNC Bank for which covers other Federated Funds in addition to the Fund. Please tell us why the agreement was not filed per Item 28(h) of Form N-1A as a material contract not made in the ordinary course of business.  Please confirm the name of the lender in your Correspondence filing.

       Response:   The Registrant confirms that the Line of Credit Note in the Fund’s Semi-Annual Report dated April 30, 2016, reflected that the Fund participated, along with other Federated Funds, in a $100,000,000 unsecured, uncommitted revolving line of credit with PNC Bank (“previous LOC agreement”).  On June 29, 2016, the Fund and other Federated Funds ended their agreement with PNC Bank and entered into an agreement where the Fund participates with certain other Federated Funds, on a several basis, in a $500,000,000 unsecured, 364-day, committed, revolving line of credit agreement (“current LOC agreement”) with a syndicate of banks of which The Bank of New York Mellon acts as the administrative agent. This new agreement is disclosed in both shareholder reports and registration statements produced after June 29.

Neither the previous LOC agreement nor the current LOC agreement have been filed pursuant to Item 28(h) of Form N-1A, which requires the filing of material contracts not made in the ordinary course of business.

The Registrant submits that the line of credit agreements have not been filed pursuant to Item 28(h) of Form N-1A, which requires the filing of material contracts not made in the ordinary course of business because the Registrant believes Item 28(h) of Form N-1A does not require filing of a fund’s credit agreements.

The Registrant notes the SEC’s proposed liquidity rule included a proposal to amend Item 28(h) to require the filing of credit agreements as exhibits though specific fees paid in connection with the credit agreements would not need to be disclosed. However, based on comments received, the SEC decided against adopting such amendment in its adopting release.  The SEC acknowledged “that credit agreements can be lengthy, complex documents that may be of limited value to retail investors and that the information provided in the proposed exhibits could be, in part, duplicative of information provided in a fund’s statement of additional information and financial statements.” The SEC also acknowledged the requirement to report the use of lines of credit in response to reporting requirements in Form N-CEN.

Accordingly, the registrant notes the disclosures that will be made in the Fund’s revised statement of additional information to be filed on December 16, 2016 and upcoming annual report to be produced in January 2017 as follows:

SAI DISCLOSURE

Third-Party Line of Credit

The Fund participates with certain other Federated Funds, on a several basis, in an up to $500,000,000 unsecured, 364-day, committed, revolving line of credit (LOC) agreement.  The LOC was made available to finance temporarily the repurchase or redemption of shares of the Fund, failed trades, payment of dividends, settlement of trades and for other short-term, temporary or emergency general business purposes.  The Fund cannot borrow under the LOC if an inter-fund loan is outstanding.  The Fund’s ability to borrow under the LOC also is subject to the limitations of the 1940 Act and various conditions precedent that must be satisfied before the Fund can borrow.  Loans under the LOC are charged interest at a fluctuating rate per annum equal to the highest, on any day, of: (a) (i) the federal funds effective rate; (ii) the one month London Interbank Offer Rate (LIBOR); and (iii) 0.0%; plus (b) a margin.  The LOC also requires the Fund to pay, quarterly in arrears and at maturity, its pro rata share of a commitment fee based on the amount of the lenders’ commitment that has not been utilized. As of the date of this Statement of Additional Information, there were no outstanding loans. During the most recently ended fiscal year the Fund did not utilize the LOC.

Annual Report

10. SUBSEQUENT EVENT

On June 29, 2016, the unsecured, uncommitted LOC with PNC Bank mentioned above was terminated and the Fund began participating with certain other Federated Funds, on a several basis, in an up to $500,000,000 unsecured, 364-day, committed, revolving line of credit (Committed LOC) agreement.  The Committed LOC was made available to finance temporarily the repurchase or redemption of shares of the Fund, failed trades, payment of dividends, settlement of trades and for other short-term, temporary or emergency general business purposes.  The Fund cannot borrow under the Committed LOC if an inter-fund loan is outstanding.  The Fund’s ability to borrow under the Committed LOC also is subject to the limitations of the 1940 Act and various conditions precedent that must be satisfied before the Fund can borrow.  Loans under the Committed LOC are charged interest at a fluctuating rate per annum equal to the highest, on any day, of (a) (i) the federal funds effective rate, (ii) the one month London Interbank Offer Rate (LIBOR), and (iii) 0.0%, plus (b) a margin.  The Committed LOC also requires the Fund to pay, quarterly in arrears and at maturity, its pro rata share of a commitment fee based on the amount of the lenders’ commitment that has not been utilized. As of the date of this filing, the Fund had no outstanding loans and has not utilized the Committed LOC.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal